OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Karaganda, LLC

2618 San Miguel Drive Suite 496
Newport Beach, CA 92660

https://www.karagandafilm.com



100 units of Class B Nonvoting Units

THE OFFERING

Maximum 10,700* units of Class B Nonvoting Capital Units ($1,070,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 100 units of Class B Nonvoting Capital Units ($10,000)

Company	Karaganda, LLC
Corporate Address	2618 San Miguel Drive Suite 496 Newport Beach CA 92660
Description of Business	Production of feature film, KARAGANDA.
Type of Security Offered	Class B Nonvoting Units
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Perks*

<u>Each tier includes all those tiers below it.</u>

Thank you credit: $100 or more.

Karaganda tote bag: $500 or more.

Karaganda T-shirt: $500 or more.

Dinner with the director: $2,500 or more. You and a guest will be invited to a special dinner (paid by the director) to discuss the project and anything else on your mind.

Associate Producer: $10,000 or more. Inclusion in all plans for the making of Karaganda, and 1 trip to the set at your own expense.

Featured Extra (does not include travel expenses): $20,000 or more.

Co-producer: $25,000 or more. This includes one set visit, an invitation to all events, name in end credits and marketing materials.

Executive Producer: $50,000 or more. This includes unlimited set visits, an invitation to all events, name in main credits and marketing materials.

A **line of dialogue in the film**: $200,000 or more. Limit 2. You will be required to attend all rehearsals and shooting at your own expense. You will be paid according to SAG rates.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Karaganda, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Nonvoting Units at $100 / unit, you will receive 11 Class B Nonvoting Units, meaning you'll own 11 units for $1,000. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Karaganda, LLC, a California limited liability company (the "Company") was formed to develop, own and finance the production of the feature film titled, *Karaganda* (herein referred to as the "Film"). The Company was formed to develop, own, finance, complete, and distribute the Feature Film. The Principles and the Production Company shall enter into agreements with individuals, producers, actors, companies and other production personnel to participate in the production of the Film. Once the Film is done, the Company intends to seek to arrange distribution via major or mini-major studios and/or through all other available options.

Karaganda is a feature film about Vladimir, who is a prisoner in a 1980s Soviet prison camp on a mission to find his wife who is also imprisoned in the *Karaganda* region. In order to rescue her, he joins the Vory v Zakonye (Vors), a criminal gang that controls the camps. The Vors succeed in finding her, but at a cost that will haunt Vladimir as he transforms into a powerful crime boss in Brighton Beach, Brooklyn.

Sales, Supply Chain, & Customer Base

We plan to ink our first sales agreements in the fourth quarter of 2019 through an established distribution network, both national and in international markets. Throughout the production process (both pre and post) the film will be marketed and sold to varying distribution companies both nationally and internationally to varying territories through pre-sales or finished product sales.

We will be focusing on specific distribution outlets that will release the film through digital mediums such as Netflix, Amazon Prime, as well as to iTunes, Hulu, cable, Video-On-Demand, Google Play, and other online avenues.

For physical media such as DVDs and Blu-Ray, the company will have no inventory, but rather license rights to a third party, who will then distribute to the big boxstores.

Competition

As for competition, we believe there is a shortage of authentic Russian mafia films. Most of the Russian mafia films produced today are either Russian-language films intended solely for the Russian market, or from the perspective of law enforcement. Western films have often used thuggish characters who behave like cartoons instead of intelligent characters with face tragic circumstances. There is a possibility that a studio will produce a film about the Russian mafia that has a larger budget and more marketing behind it. We think this might actually benefit our project to create more interest in the Russian mafia, which our film depicts.

Liabilities and Litigation

Currently, this company holds no liabilities and under no litigation.

The team

Officers and directors

Max Weissberg	LLC Manager- CEO - Producer/Director
Nina Gortinski	LLC Manager - Producer
Edwin Mejia	LLC Manager - Corporate Director - Producer

Max Weissberg

A graduate of the American Film Institute's directing program, Max Weissberg co-produced and appeared in the feature documentary film, HOTEL GRAMERCY PARK (2008), which included cameos by Ben Stiller, Jared Leto, Mischa Barton, Winona Ryder, and Kanye West. The film earned a jury citation at the 2008 Tribeca Film Festival and screened on the Sundance Channel for several years. Max's feature film, SUMMERTIME IN NEW YORK (2011), screened at festivals including SXSW (as ROOM 4 RENT), and won best screenplay at First Time Fest. The film is available on a dozen VOD outlets. For the last 2 years he worked as a full-time Social Producer/Editor for TV Land & Paramount Network (Viacom), a global entertainment company. His main task was creating videos for Instagram, Twitter, and Facebook for the television show Younger. Prior to that he worked as a freelancer editor for Viacom Velocity and worked on brands including Tylenol, 3M, Wendy's, Sonic, Nissan, and others. He currently works full-time primarily as an editor on a NBC Universal Snapchat series for October Films. He has been with Karaganda, LLC part-time working approximately 10 hours per week since its inception in April 2017. Website: www.luftmenschfilms.com.

Nina Gortinski

A graduate of the University of Southern California with a B.S in Business and Southwestern Law School for her Juris Doctorate, Nina's eclectic background includes nearly a decade of advertising and marketing experience and business development/partnerships experience. Since early 2014, Nina has had her own law firm, the law offices of Nina Gortinski, which has focused on transactions for entertainment and technology firms. She now practices law full-time and this is her primary job. From 2016 to 2018, she was the Director of Partnerships and Program Success for Santa Monica based start-up Tuition.io. Prior to that, she was involved with Global Partnerships at Yahoo and at a Silicon Valley gamification start-up. Her first love was naturally film, and alongside her corporate and legal work she has produced several films in Europe and the U.S. Her producing credits include: the award-winning feature BEAUTIFUL BLUE DANUBE (2008), BURY THE DOG (2012), TAROT (2013), LOVE OR LAUGHS (2018), THINGS THAT NOBODY TOLD HIM (2016) and ROUGH CUT (2019). She has been with Karaganda, LLC part-time working approximately 5 hours per week since its inception in April 2017.

Edwin Mejia

During his six years in the finance industry at Lehman Brothers, Smith Barney, and Fidelity Investments, Edwin managed approximately $4 billion of commercial real estate holdings and a portfolio of over 700 private and institutional accounts. Over the past eight years, Edwin has been a fulltime partner and lead producer at the Vladar Company, a fitness and entertainment company, responsible for developing the production slate and managing sales. Credits include the award-winning hit film, GENERATION IRON, (2013) narrated by Academy Award Nominee, Mickey Rourke. This film was one of the top highest grossing documentaries in 2013, and Edwin handled all the domestic and foreign distribution sales. Most recently, he produced the fashion film biopic, JEREMY SCOTT THE PEOPLE'S DESIGNER (2015) (featuring Katy Perry, Miley Cyrus, A$AP Rocky, and Rita Ora), and the MMA documentary, THE HURT

BUSINESS, narrated by Kevin Costner. Both are available on Netflix. He has been with Karaganda, LLC part-time working approximately 5 hours per week since it's inception in April 2017. His primary role is as a full-time producer at the Vladar Company.

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our copyright could be unenforceable or ineffective.** We have a copyright on the screenplay granted by U.S. Library of Congress on April 6, 2018 Number TXu002093246 to Max Weissberg and subsequently given to Karaganda, LLC (with the agreement that Max Weissberg will direct the film). This attests to the originality of the feature film screenplay. However, an idea is not eligible as intellectual property. One of the Company's most valuable assets is its intellectual property.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established Producers, Production Companies and Productions who have or are developing their own feature films. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing a competing film earlier than us, or a superior film than those developed by us. There can be no assurance that competitors will not render our film obsolete or that the film developed by us will be preferred. It should further be assumed that that competition will intensify.
- **This is a brand new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think this feature film is a good idea, that we will be able to successfully market and distribute the film. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise more funds in order to secure name talent if we are offered pre-sales and/or distribution prior to starting production.** We estimate that we will require at least $297K to commence production of this feature film. We cannot make this feature film for less than that amount, though this is the bare minimum meaning compromises would be made that would impact potential distribution deals.
- **Karaganda's business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for the feature film, people think its a better option than the competition and the feature film has appeal to distributors so they distribute the feature film.

- **Capital Raise may not be sufficient** There can be no assurance that the company will raise $2.5 million total as intended.
- **Completion Bond may not be executed** There can be no assurance that the company will raise a sufficient amount of capital to justify spending upwards of 3-5% of the budget on a Completion Bond: https://en.wikipedia.org/wiki/Completion_guarantee. These can be purchased from several insurance companies such as Film Finances Inc. at a rate of 3-5% of the film's budget. In the event the film is unable to be completed, the bond company takes steps to insure completion with or without the director and bears the financial responsibility. This is typically done for films with a budget of $5 million dollars or more, especially for studio films. This may make Karaganda, LLC more susceptible to Acts of God such as injury or illness during production.
- **Copyright may not be honored internationally.** There can be no assurance that our intellectual property will be recognized outside of the U.S. Given the uncertain nature of geopolitical events, foreign countries may retaliate against the U.S. by allowing piracy or other activity in their country that will lower revenues for the film.
- **No key man clause.** There can be no assurance that the film will be completed despite the capital raise of our director Max Weissberg passes away between the end of the capital and the end of production. The company has taken no steps to insure that it can continue without its leadership.
- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our members and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Max Weissberg, 49.0% ownership, Class A Voting Capital Units
- Edwin Mejia, 25.0% ownership, Class A Voting Capital Units
- Nina Gortinski, 26.0% ownership, Class A Voting Capital Units

Classes of securities

- Class B Nonvoting Capital Units: 0

Voting Rights

The holders of units of the Company's Class B Nonvoting Capital Units are not entitled to vote on any matter except as required under applicable law.

Return Rights

Holders of the company's Capital Units will earn first dollar net profit returns on the sale and marketing of the film until their initial capital investment has been returned plus 15% upon payment of outstanding expenses. Thus, dollar one of all net profits will be returned to Class A Members until they are recouped at 115%. Subsequent to the return on initial capital investment plus 15%, crew, producers, talent, marketing will split 50/50 of the film's profits with Members. Note that "created by" residuals and other such residual income does not constitute profit.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Nonvoting Capital Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding units. This shall occur until such time as an aggregate amount equal to 115% of the Original Capital has been distributed to the Class B Nonvoting Capital Unit Members ("Recoupment"), after which recoupment, 50% of proceeds will be split pro rata amongst Class B Members pro rata in proportion with their aggregate Class B Nonvoting Capital Units, and 50% of proceeds will be split pro rata amongst Class A Members pro rata in proportion with their aggregate Class A Nonvoting Capital Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Non-voting Capital Units are subject to and may be adversely affected by, the rights of the holders of units of any series of our Class A Voting Capital Units and any additional classes of preferred units that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class A Voting Capital Units: 1,000

Voting Rights

The holders of units of the Company's Class A Voting Capital Units are entitled to vote and must follow the specifications as outlined in the Operating Agreement.

Return Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Class A Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Class B Non-Voting Members with each Class B Non-Voting Member receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Class A Voting Capital Members with each Class A Voting Capital Member receiving that portion thereof proportionate to his/her Units in the Company.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Nonvoting Capital Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding units. This shall occur until such time as an aggregate amount equal to 115% of the Original Capital has been distributed to the Class B Nonvoting Capital Unit Members ("Recoupment"), after which recoupment, 50% of proceeds will be split pro rata amongst Class B Members pro rata in proportion with their aggregate Class B Nonvoting Capital Units, and 50% of proceeds will be split pro rata amongst Class A Members pro rata in proportion with their aggregate Class A Nonvoting Capital Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Voting Capital Units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

In our Company, the class and voting structure of our units has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders under Class A Voting Capital Units. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class B Nonvoting Capital Units, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the filming and delivery of Karaganda, which we do not anticipate occurring until November 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. The principal activity of Karaganda, LLC will be to use the money to hire actors and a film crew, along with other production expenses including locations, insurance, and transportation, to shoot and edit the feature film, Karaganda, the complete span of which will take fewer than 12 months from the liquidity of the anticipated full raise amount.

Financial Milestones

We have not yet generated any revenue and don't believe that our operating history reflects what investors should expect in the future. Our company is planning to raise a minimum of $297,000 to start production of the film. Raising this money will be a challenge and may require considerable time. After completion of production of the film, the company will raise an additional $98,000 for the completion of post-production, partly through rebates offered by state tax incentives. This will result in a feature film that is viewable and a sales tool, but cannot be distributed commercially. The company will then use this non commercial feature film (that recycles footage from an AFI thesis short not owned by Karaganda, LLC) to raise at least another $80,000 in order to finish the film so that it can be distributed commercially. To achieve this is a challenge for Karaganda, LLC and and failure to achieve this milestone will have a severe impact on revenues.

Our company has an optimal budget of $2,500,000.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Our company is planning to raise a minimum of $297,000 to start production of the film. Raising this money will be a challenge and may require considerable time. After completion of production of the film, the company will raise an additional $98,000 for the completion of post-production, partly through rebates offered by state tax incentives. This will result in a feature film that is viewable and a sales tool, but cannot be distributed commercially. The company will then use this non commercial feature film (that recycles footage from an AFI thesis short not owned by Karaganda, LLC) to raise at least another $80,000 in order to finish the film so that it can be distributed commercially. To achieve this is a challenge for Karaganda, LLC and and failure to achieve this milestone will have a severe impact on revenues.

With an amount raise that equal or exceeds $476,000, we will be able to generate revenue from the commercial exploitation of the film that will generate income to investors in the form of distribution deals and licensing. The film will also be able to generate revenue in the form of state tax incentives once completed. We expect the first revenue to begin within one year of the completion of the offering.

With both the minimum and maximum raise outlined in this offering, it will allow us to use that to seek additional forms of financing to reach the full production budget of what is needed to make and market the film; be it debt financing from banks, tax credits from a state film fund, the attraction of talent to raise the status of the film, pre-sales in the international market, and matching funds for other potential investors.

The minimum amount requires much more of these other funding streams, whereas the maximum raise would allow us the flexibility to use only one or two of these methods.

The Company has no commitments for any current raises of capital. The Company will continue to raise capital based on future needs after this offering is complete in order to get to the total raise of $476,000 (the total production budget of the commercially-available version of the film). These methods outlined above include:

Seeking out debt financing from a bank utilizing tax credits, or pre-sales as collateral. Bringing on board other industry executive producers who can match and bring additional resources to the production through private investments. Signing and attaching named talent that will elevate the status of the film to reach a larger audience thereby increasing the value of the film, opening the door for pre-sales through sales agents and distribution Minimum Guarantees.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2018-11-23, Section 4(a)(2), 1000 Class A Voting Capital Units. Use of proceeds: Founder shares, general administrative purposes.

Valuation

$100,000.00

We have not taken any efforts to produce a valuation of the Company. The price of the units merely reflects the opinion of the board as to what would be a fair market value. We believe that the film is worth this amount of money based on our experience and inside knowledge, and the number of festival acceptances and awards given to the AFI proof-of-concept short version, on which the screenplay for Karaganda (the feature version produced by Karaganda, LLC) is based. Unfortunately both the costs and revenue for films in general is usually confidential and is different than publicly available box office receipts, which do not include other revenue streams or the split on such revenues with distributors.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$[600]	$[64,200]
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Production Design	$[0]	$[70,480]
Production Staff	$[0]	$[90,200]
Sound	$[0]	$[13,300]
Make Up/Hair	$[0]	$[33,850]
Cast / Stunts/ Extras	$[9400]	$[428,601]
Camera, Grip, Electric	$[0]	$[136,465]
Living Expenses	0	$[39,394]

Transportation	$[0]	$[36,730]
Wardrobe	0	$[38,850]
VFX/Editorial/Music	0	$[57,700]
Locations	$[0]	$[60,230]
Total Use of Net Proceeds	$[9400]	$[1,005,800]

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. We plan to use the money according to the numbers above. Please note that the amount listed in the offering reflections only a portion of the amount necessary to complete the film. A detailed estimated budget for the various tiers we believe are required to make the film are available for $396k, for $768k, and $2.379 million.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company has made its most recent CPA review for 2017 available at karagandafilm.com/annual-report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year here: http://karagandafilm.com/annual-report.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Karaganda, LLC

[See attached]

Karaganda, LLC
A California Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

KARAGANDA, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND FOR THE YEAR THEN ENDED:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Members' Equity (Deficit)	4
Statement of Cash Flows	5
Notes to Financial Statements	6–10



To the Members of
Karaganda, LLC
Newport Beach, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Karaganda, LLC (California limited liability company), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in members' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 10, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KARAGANDA, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS
Current Assets:

Cash and cash equivalents	$ 23,517
Investments - at fair value (cost $228)	195
Total Current Assets	23,712
TOTAL ASSETS	$ 23,712

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current Liabilities:

Deferred revenue - Kickstarter	$ 32,284
Total Current Liabilities	
Total Members' Equity (Deficit)	(8,572)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 23,712

KARAGANDA, LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		3,641
Sales and marketing		2,678
Total Operating Expenses		6,319
Loss from operations		(6,319)
Other Income/(Expense):		
Dividend income		283
Interest income		3
Net realized gain on investments		233
Unrealized loss on investments		(33)
Total Other Income/ (Expense)		486
Net loss	$	(5,833)

KARAGANDA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2018

	Class A Voting Members		Class B Non-Voting Members		Capital Contributions Receivable		Total Members' Equity/(Deficit)	
Balance at December 31, 2017	$	-	$	-	$	-	$	(2,739)
Issuance of Class A Voting Membership Units		40,100		-		(40,100)		-
Net loss		(5,833)		-		-		(5,833)
Balance at December 31, 2018	$	34,267	$	-	$	(40,100)	$	(8,572)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

KARAGANDA, LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018

Cash Flows From Operating Activities		
Net loss	$	(5,833)
Unrealized loss on investments		33
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Changes in operating assets and liabilites:		
Increase/(Decrease) in deferred revenue		-
Net Cash Used In Operating Activities		(5,800)
Cash Flows From Investing Activities		
Net proceeds from sales of investments		19,886
Net Cash Provided By Investing Activities		19,886
Net Change In Cash		14,086
Cash at Beginning of Period		9,431
Cash at End of Period	$	23,517
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

KARAGANDA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the year then ended

NOTE 1: NATURE OF OPERATIONS

Karaganda, LLC (the "Company"), is a limited liability company organized April 3, 2017 under the laws of California. The Company is producing and marketing a motion picture product by the name of Karaganda. The Company will be managing all aspects of production from pre-production to delivery to distribution.

As of December 31, 2018, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising, and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company has limited liquid assets with just $23,517 of cash as of December 31, 2018, has a working capital deficiency, and has a net loss of $5,833 for the year ended December 31, 2018. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value. The Company's investments as of December 31, 2018 consist of a single broad U.S. market mutual fund, valued using actively quoted market prices, which are Level 1 inputs.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2018.

During the period ended December 31, 2017, the Company conducted a Kickstarter fundraising campaign, which yielded gross proceeds of $32,284. The Company's obligations related to this fundraising have not yet been fulfilled as of December 31, 2018, and therefore the Company has recognized the entire balance as deferred revenues as of December 31, 2018.

KARAGANDA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the year then ended

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The Company has authorized 25,000 membership units, with membership units designated as 1,000 Class A voting membership units and 24,000 Class B non-voting membership units. Class B non-voting membership units have limited rights, no voting rights, and do not have participation in the management of the Company.

The Company will distribution any net profits (as defined in the Company's operating agreement) first to the recoupment of the Class B non-voting members' capital contributions until 115% of the Class B non-voting members' capital contributions have been repaid, and then thereafter net profits are allocated 50% to the Class A voting members and 50% to the Class B non-voting members. The same distribution protocol is followed if and upon a dissolution event.

As of December 31, 2018, 1,000 Class A voting membership units and 0 Class B non-voting membership units were issued and outstanding.

Membership Unit Issuances

The Company issued its three founders a total of 1,000 Class A voting membership units during the period ended December 31, 2018, for total capital contributions of $40,100. The Company records membership unit issuances at the effective date. If a contribution is not funded upon issuance, the

Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to members' equity (deficit). As the capital contributions were not funded as of the issuance of these financial statements, the capital contribution receivable is reflected as a contra-equity balance in the statement of changes in members' equity (deficit).

Limited Liability

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Offering of Membership Units

Subsequent to December 31, 2018, the Company commenced an offering of its Class B non-voting membership units in a Regulation Crowdfunding offering. The Company has commitments for a total of 544 Class B non-voting membership units at $100 per unit through the issuance of these financial statements.

KARAGANDA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the year then ended

<u>Management's Evaluation</u>

The Company has evaluated subsequent events through April 10, 2019, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

Nina Gortinski, ESQ.
2618 San Miguel Drive, Suite 496

April 12, 2019

I have reviewed the financial statements of Karaganda, LLC compiled by Craig Denlinger of Artesian CPA and agree with all the information contained therein.

-Nina Gortinski

April 12, 2019

Karaganda, LLC
A California Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017

KARAGANDA, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND FOR THE PERIOD FROM APRIL 3, 2017 (INCEPTION) TO DECEMBER 31, 2017:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Members' Equity (Deficit)	4
Statement of Cash Flows	5
Notes to Financial Statements	6–8



To the Members of
Karaganda, LLC
Glendale, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Karaganda, LLC (California limited liability company), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' equity (deficit), and cash flows for the period from April 3, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
October 3, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KARAGANDA, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2017

ASSETS

Current Assets:		
Cash and cash equivalents	$	9,431
Investments - at fair value (cost $19,846)		20,114
Total Current Assets		29,545
TOTAL ASSETS	$	29,545

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities:		
Deferred revenue - Kickstarter	$	32,284
Total Current Liabilities		
Total Members' Equity (Deficit)		(2,739)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	29,545

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KARAGANDA, LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from April 3, 2017 (inception) to December 31, 2017

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		3,104
Total Operating Expenses		3,104
Loss from operations		(3,104)
Other Income/(Expense):		
Dividend income		97
Net change in unrealized gain on investments		268
Total Other Income/ (Expense)		365
Net loss	$	(2,739)

KARAGANDA, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)

For the period from April 3, 2017 (inception) to December 31, 2017

	Total Members' Equity/(Deficit)
Balance at April 3, 2017 (inception)	$ -
Capital contributions	-
Net loss	(2,739)
Balance at December 31, 2017	$ (2,739)

KARAGANDA, LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from April 3, 2017 (inception) to December 31, 2017

Cash Flows From Operating Activities

Net loss	$	(2,739)
Unrealized gain on investments		(268)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilites:		
Increase/(Decrease) in deferred revenue		32,284
Net Cash Provided By Operating Activities		29,277

Cash Flows From Investing Activities

Purchase of mutual fund		(19,846)
Net Cash Used in Investing Activities		(19,846)

Net Change In Cash		9,431
Cash at Beginning of Period		-
Cash at End of Period	$	9,431

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KARAGANDA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

Karaganda, LLC (the "Company"), is a limited liability company organized April 3, 2017 under the laws of California. The Company is producing and marketing a motion picture product by the name of Karaganda. The Company will be managing all aspects of production from pre-production to delivery to distribution.

As of December 31, 2017, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising, and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company has limited liquid assets as of December, 31, 2017, and a working capital deficiency. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KARAGANDA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and for the period then ended

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. The Company's investments as of December 31, 2017 consist of a single broad U.S. market mutual fund, valued using actively quoted market prices, which are Level 1 inputs.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017.

During the period ended December 31, 2017, the Company conducted a Kickstarter fundraising campaign, which yielded gross proceeds of $32,284. The Company's obligations related to this fundraising have not yet been fulfilled as of December 31, 2017, and therefore the Company has recognized the entire balance as deferred revenues as of December 31, 2017.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The Company has three members as of December 31, 2017, but has not yet received any capital contributions to its members' equity.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 3, 2018, the date the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.

Nina Gortinski, ESQ.
2618 San Miguel Drive, Suite 496
Newport Beach CA 92660

November 3, 2018

I have reviewed the financial statements of Karaganda, LLC compiled by Craig
Denlinger of Artesian CPA and agree with all information contained therein.

-Nina Gortinski

November 3, 2018

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Karaganda, LLC is pending **StartEngine Approval.**

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Raised of $10K - $1.07M goal

KARAGANДA

Karaganda, LLC
Feature Film
Small OPO · Newport Beach, CA · Art · Accepting International Investment

Overview Team Terms Updates Comments Share

Want to invest in a film with a viable proof-of-concept?

Invest in Karaganda, LLC

SUMMARY: Vladimir is a prisoner in a Soviet prison camp on a mission to rescue his wife who is also imprisoned in the Karaganda region. In order to rescue her, he must join the *Vory v Zakonye*, a criminal organization that controls the camps. The Vors succeed in finding her, but at a cost that will haunt Vladimir as he transforms into a powerful crime boss in Brighton Beach, Brooklyn.

KARAGANDA is an action film based on an award-winning thesis short filmed at the prestigious **American Film Institute** (voted #1 film school in the world by *The Hollywood Reporter* in 2011 - the year director Max Weissberg entered). This 26 min. short screened in **26 film festivals in 13 countries, earning 5 awards**. Unlike the short, the feature will be in color. Note this short film was produced by "DBA LosFilm CA," a company separate from Karaganda LLC (but directed by Max Weissberg, the CEO of Karaganda, LLC).

Despite the worldwide prevalence of the Russian mafia, few films have dug deep into the inner workings of the *Vory v Zakonye*, an elite Russian organization going back to the time of the czars. Even fewer have told stories from the POV of someone *inside* the Russian mafia.

Like THE GODFATHER, KARAGANDA will establish the genre of Russian mafia films by casting Russian actors in top-level roles, with bits of Russian to add authenticity.





I ONLY ASK FOR ONE THING
KARAGANDA
AMERICAN FILM INSTITUTE LOSFILM "KARAGANDA" KONSTANTIN LAVYSH NIKITA BOGOLYUBOV
IGOR KOMAR GLEB KAMINER ANTON NARINSKY ALEK FRIEDMAN VERA CHERNY CAMI STARKMAN
CLARISSA BRILLEMBOURG TERRENCE L. BURKE SHIRA AHARONY MAX WEISSBERG
AFI

The Offering

Investment type: Class B Nonvoting Membership Units

$100 per Class B Nonvoting Capital Unit | When you invest you are betting the company's future value will exceed $1.1M.

For investors, all of the adjusted gross profits* go to you first, before any producers, actors, director, etc, sees any returns.

Once every investor, classified as those holding Class B Nonvoting Capital Units, has been paid back 115% of their investment, then all net profits will be divided into two profit pools, each equal to 50%. One pool will be for investors to share pro-rata, pari passu with all other investors against the full budget of the film. The other pool will go to the producers (actors, director, writer, etc.).

This type of revenue sharing of profit occurs in perpetuity. Potentially allowing returns for the next 20 or 30 years, or beyond.

Minimum Investment: $100
Security Type: Class B Nonvoting Membership Units
Round Size: Min: $10,000; **Max:** $1,070,000
Pre-Recoupment: Investors will retain 100% of the Company's ("Karaganda, LLC") adjusted gross profits* up to the repayment amount of 100% of their investment, plus an additional 15% bonus, then a prorated share of 50% of remaining (net) profits.
After Recoupment: Any profit after the recoupment+15% will be shared 50%/50% between Class A and Class B membership units.
Pre-Money Valuation: $100,000

*gross profits allocated subject to terms of Karaganda, LLC Operating Agreement attached as an Exhibit to the Offering Document below.

If the film raises between **$250k** and **$476k** in total equity, the feature will be new footage and reused footage from the 26 min. short including outtakes, with the original cast that appeared in the short. This version will be 1/3 Russian and 2/3 English and shot 95% in New York, with 5% in Los Angeles. This film will not be commercially available, and solely available on the festival circuit.

If the film raises between **$476k** and **$699,999,** the feature will consist of new footage and the original cast from the short. This version will be 1/3 Russian and 2/3 English and be shot 20% in Los Angeles and 80% in New York. This version will be commercially available, but will have a scaled-back production. We estimate the production quality will be the same as the AFI thesis short, but in color.

If the film raises between **$700k** and **$1 million,** the feature will be the same as above, but without cuts to the screenplay and a Hollywood-level production value.

If the film raises more than **$1 million** in equity, we will aim for a total budget of **$2.5 million** with the difference coming from financing through state tax incentives and pre-sales. The feature will consist of new footage only and include the original cast, albeit in different roles. We will target known A-list actors for several of the lead parts. This version will be 90% in English, 10% in Russian. The plan is to shot in Georgia, USA to take advantage of state tax incentives.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Perks*

"In capitalism, man exploits man. In socialism it's the reverse."

As an investor in KARAGANDA, you receive more than a share in the film's profit, but join a community of filmmakers and enjoy unique perks that you'll remember for a lifetime. Everyone who donates will be thanked in the film and added to the imdb page. For larger investors, we also offer the following perks and production credits on imdb. Each tier includes all those tiers below it.



Thank you credit: $100 or more.

Karaganda tote bag: $500 or more.

Karaganda T-shirt: $500 or more.

Dinner with the director: $2,500 or more. You and a guest will be invited to a special dinner (paid for by the director) to discuss the project and anything else on your mind.

Associate Producer: $10,000 or more. Inclusion in all plans for the making of Karaganda, and 1 trip to the set at your own expense.

Featured Extra (does not include travel expenses): $20,000 or more.

Co-producer: $25,000 or more. This includes one set visit, an invitation to all events, name in end credits and marketing materials.

Executive Producer: $50,000 or more. This includes unlimited set visits, an invitation to all events, name in main credits and marketing materials.

A line of dialogue in the film: $200,000 or more. Limit 2. You will be required to attend all rehearsals and shooting at your own expense. You will be paid according to SAG-AFTRA rates.

If you would like a different reward, please let us know!

**All perks occur after the offering is completed.*



-Kamensky
KARAGANDA

The Making of Karaganda, a Proof of Concept



In 2012, director Max Weissberg started work on a 26 min. excerpt of the feature script while a directing fellow at the **American Film Institute** in Hollywood, CA. (This student film was set up under a California DBA, "Losfilm", by Max Weissberg, separate from Karaganda, LLC.)

From the very beginning, the feasibility of the project was questioned by the AFI faculty and staff who labelled it "impossible." Max convinced his advisors to allow him to shoot KARAGANDA. With a 7-day shoot and a total budget of $65,000, the film faced many hurdles including a fight scene, Russian dialogue, and building a believable prison camp. Unfortunately, much of the film's budget went to off-screen expenses such as a water truck, a fire marshal, and a medic - all required by Film LA and AFI. Actors were also required by AFI to be under a SAG contract and either citizens or green card holders, yet another hurdle not ordinarily faced by independent films.

The VFX shots of the camp and some additional blood work were completed by VFX artist Joseph Schultz, whose experience includes animating/designing for the James Cameron films ALIENS, TITANIC, and X-MEN 2 via 4-Ward Productions.

The film was completed in 2013. Watch the AFI short film here.



AFI

The film screened in these outlets



CHARLESTON INTERNATIONAL FILM FESTIVAL BEST ACTOR 2014
SOHO INT. FILM FESTIVAL BEST SHOWCASE SHORT 2014
UN FILM PER LA PACE (ITALY) 2 CORTOMETRAGGIO CLASSIFICATO 2014
SANTA FE FILM FESTIVAL HONORABLE MENTION 2014
DANCES WITH FILMS ICA HONORABLE MENTION 2014
CINE GEAR EXPO STUDENT FILM FINALIST 2014
IN THE PALACE FILM FESTIVAL (BULGARIA) OFFICIAL SELECTION 2014
MANHATTAN FILM FESTIVAL OFFICIAL SELECTION 2014
HOLLYSHORTS OFFICIAL SELECTION 2014
BELIZE
CINEMA JOVE
CERGY-PONTOISE





"**Best Showcase Short**" - Soho IFF
"**Best Actor**" - Charleston IFF
"**Finalist**" - A Film for Peace (Italy)
"**Honorable Mention**" - Santa Fe FF
"**Honorable Mention ICA**" - Dances With Films
"**Top 5**" **Jury Selection** - AFI Conservatory Showcase
Official Selection - Cinema Jove (Spain)
Official Selection - Skena Up (Kosovo)
Official Selection - ContraVision FF (Germany)
Official Selection - Shorts at Midnight (Germany)
Official Selection - In the Palace (Bulgaria)
Official Selection - Montreal World FF (Canada)
Official Selection - Cergy-Pontoise FF (France)
Official Selection - Hollyshorts
Official Selection - Cinegear Film Expo
Official Selection - Belize IFF (Belize)
Official Selection - Indianapolis IFF
Official Selection - Viewster FF
Official Selection - Lucerne IFF Showcase (Switzerland)
Official Selection - Boston IFF
Official Selection - Shortax (Russia)
Official Selection - Asia TV USA / ZEE TV (India/UK/USA)
Official Selection - IndieFlix (USA)
Official Selection - 37ª Semana Internacional de Cine de Autor de Lugo (Spain)
Official Selection - Arizona State University Library
Official Selection - Imagine India Festival (Spain)
Official Selection - Pielagos en Corto Festival (Spain))
Official Selection - NTV (Russia/USA)
Official Selection - Manhattan Film Festival

"The home for angels is heaven. The home for a Vor is prison."
—VOR SAYING
Who are the Vory v Zakonye (AKA Thieves-in-Law)?
An elite criminal organization going back to the time of the czars, founded in Russian prisons. Acceptance into the Vors does not depend on your race, religion, or family, but the number of times you were in prison and the brutality of your crimes. All Vors must follow a strict code of conduct.
KARAGANDA
4





The Plan

Contingency : 10
Cast/Extras : 10
Transportation : 2
Travel : 4
Insurance/Other : 1
Post Sound/Music : 4
Production Staff : 11
VFX : 10
Production Design : 8
Locations : 10

With an equity raise of $250,000 - $476,000, we will combine the footage of the Karaganda short with new footage using the same actors. The script copyright was never forfeited by Max Weissberg, which is now property of Karaganda, LLC. (Note that the original short film was not produced by Karaganda, LLC, but by a separate entity: California DBA "Losfilm," with its rights managed by AFI.) This film will be available as a festival film and a representation of what the final film will be. Because the new footage will take place in New York a few years later, the color/B&W combination will



Sound : 2
Wardrobe : 3
Make Up/Hair : 7
Grip/Electric/Camera : 18

Legend:
- Cast/Extras
- Travel
- Production Staff
- Production Design
- Sound
- Grip/Electric/Camera
- Make Up/Hair
- Wardrobe
- Locations
- VFX
- Post Sound/Music
- Insurance/Other
- Transportation
- Contingency

meta-chart.com

CLICK HERE FOR BUDGET ESTIMATE

make sense given that the prison camp scenes are a flashback.

To make this film a commercial release we would need to fulfill the original deferred compensation of the SAG contracts for the AFI short. This amount is $145,598.04. To reshoot the entire short film under a new SAG-AFTRA contract would be approximately $80,000 at the same production standards. Of course, we will only use the short footage when we are unable to raise $476k or more in total.

Some of the actors from the short (Konstantin Lavysh & Vera Cherny) have since appeared on the hit show THE AMERICANS. Thus we believe this film generate enough interest to continue raising money as it nears completion.

Whatever we raise will be put first towards the production of the film on location in Brighton Beach, with a few VFX-oriented scenes in Los Angeles County. Our state tax benefit (30% below-the-line in NY) will pay the $57,400 for VFX, a sound mix, and licenses necessary to finish the film. This film will be approximately 30% in Russian, and 70% in English. The minimum *production* budget necessary for this tier is $297k, with an overall budget of $396k (including production + post production) for 28 days of shooting. The film will fall under the SAG-AFTRA modified Low Budget Agreement for actors.

With an equity raise of $700,000 to $1 million, we will reshoot the entire film using many of the same locations in the short (in L.A. county), as well as on location in Brighton Beach. We will also use the same actors as in the short. With this money, we will build a much larger outdoor set than the short and spend more money on costumes and extras. We will also be able to get better locations and have more time to shoot the scenes, exponentially raising the quality. In such a scenario, we believe Netflix or Amazon would be the most likely distribution outlet as we have relationships with them. Also, we would avoid spending anything to market the film in this scenario. This film will be approximately 30% in Russian and 70% in English. The minimum production budget necessary for this tier is $632k, with an overall budget of $768k. This will be shot at the SAG-AFTRA low budget agreement.



Insurance/Other : 1
Transportation : 5
Contingency : 10
Post Sound/Music : 2
Editorial/VFX
Locations : 8
Wardrobe : 5
Make Up & Hair : 4
Cast/Extras : 12
Travel : 5
Production Staff : 12
Production Design : 9
Sound : 2
Grip/Electric/Camera : 18

Legend:
- Cast/Extras
- Travel
- Production Staff
- Production Design
- Sound
- Grip/Electric/Camera
- Make Up & Hair
- Wardrobe
- Locations
- Editorial/VFX
- Post Sound/Music
- Contingency
- Transportation
- Insurance/Other

meta-chart.com

CLICK HERE FOR BUDGET ESTIMATE

With a budget of $1+ million, we will take full advantage of the film's earning potential. With this amount, we will line up the remainder of our financing through industry partners that will help us bank our presales and state tax credits. Unlike the short, we will recast several of the lead parts with A-list actors who we think, based on the advice of our sales agent, can guarantee our returns in overseas territories. We will also shoot in a state that has excellent tax benefits such as Georgia which amounts to 30% of the production spend. This will allow us to shoot the film for under $2.5 million which falls under the SAG-AFTRA low budget agreement. Thankfully this union agreement allows us to use both union and non-union talent, which will save us tremendously on extras. Because of this, in our opinion films under $2.5 million budgets have the most bang-for-the-buck. In such a scenario, we will divvy up the territories to increase revenue. This film will be approximately 10% in Russian and 90% in English to further maximize global revenue.



Contingency : 10
Transportation : 3
Insurance/Other : 4
Post Sound/Music : 2
Editorial/VFX : 6
Locations : 8
Wardrobe : 3
Make Up & Hair : 3
Grip/Electric/Camera : 9
Sound : 1
Producers : 1
Director/Script : 2
Cast/Extras : 22
Travel/Living Expenses : 3
Production Staff : 9
Production Design : 14

Legend:
- Producers
- Director/Script
- Cast/Extras
- Travel/Living Expenses
- Production Staff
- Production Design
- Sound
- Grip/Electric/Camera
- Make Up & Hair
- Wardrobe
- Locations
- Editorial/VFX
- Post Sound/Music
- Insurance/Other
- Transportation
- Contingency

meta-chart.com

CLICK HERE FOR BUDGET

Distribution

Our previous content (for non related entities) has been distributed on the following outlets

















About Us





MAX WEISSBERG
DIRECTOR

A graduate of the American Film Institute's directing program, Max Weissberg co-produced and appeared in the feature documentary film, *HOTEL GRAMERCY PARK* (2008), which included cameos by Ben Stiller, Winona Ryder, and Kanye West. The film earned a jury citation at the 2008 Tribeca Film Festival and screened on the Sundance Channel for several years. Max's feature film, *SUMMERTIME IN NEW YORK* (2011), screened at festivals including SXSW (as *ROOM 4 RENT*), and won best screenplay at First Time Fest. The film is available on a dozen VOD outlets. In addition to the award-winning AFI thesis film *KARAGANDA* (2013), he has produced content for TV Land, CMT, MTV, VH1, Comedy Central, PBS, and the Sundance Channel. Other shorts include: *TAKE IT?* (2008), *HERPES: A LOVE STORY* (2011), *I'M NOT SORRY* (2012), *THIEF-IN-LAW* (2012), and *THE DRESS* (2016). He currently is a full-time producer for TV Land and Paramount Network.

NINA GORTINSKI
PRODUCER

A graduate of the University of Southern California with a B.S in Business and Southwestern Law School for her Juris Doctorate, Nina's eclectic background includes nearly a decade of advertising and marketing experience. More recently she has worked in the technology and entertainment sectors, including some years managing global partnerships at Yahoo and at a Silicon Valley gamification start-up. Her first love was naturally films, and alongside her corporate work she has produced several films in Europe and the U.S. Her producing credits include: the award-winning feature *BEAUTIFUL BLUE DANUBE* (2008), *BURY THE DOG* (2012), *TAROT* (2013), *LOVE OR LAUGHS* (2015), *THINGS THAT NO-BODY TOLD HIM* (2016) and *DATING IN REAL LIFE* (2016).

EDWIN MEJIA
PRODUCER

During his six years in the finance industry at Lehman Brothers, Smith Barney, and Fidelity Investments, Edwin managed approximately $4 billion of commercial real estate holdings and a portfolio of over 700 private and institutional accounts. Over the past seven years, Edwin has been a partner and lead producer at the Vladar Company, responsible for developing the production slate and managing sales. Credits include the award-winning hit film, *GENERATION IRON*, (2013) narrated by Academy Award Nominee, Mickey Rourke. This film was one of the top five highest grossing documentaries in 2013. More recently, he produced the fashion film biopic, *JEREMY SCOTT THE PEOPLE'S DESIGNER* (2015) (featuring Katy Perry, Miley Cyrus, A$AP Rocky, and Rita Ora), *THE HURT BUSINESS* narrated by Kevin Costner (2016), and *GENERATION IRON II* (2017), available on Netflix.

 **KARAGANDA**   *14*

Our Previous Work (Selected)






Generation Iron

Generation Iron (2013)

Narrated by Mickey Rourke, featuring Arnold Schwarzenegger and Lou Ferrigno. Among the top 5 highest grossing documentary films of 2013, this film now screens on Netflix. It has spawned 2 sequels, both on Netflix which were financed by Netflix.

Hotel Gramercy Park (2008)

Featuring Kanye West, Winona Ryder, Ben Stiller, Jared Leto, Mischa Barton, Marc Jacobs, Karl Lagerfeld, and Paris Hilton, the film premiered at the 2008 Tribeca Film Festival where it earned a jury citation. The film later screened on Sundance Channel for 5 years. Max Weissberg co-produced and appeared in this film.

Summertime In New York (2011)

Made for only $55k, this film screened in several festivals including SXSW (as "Room 4 Rent") and earned "Best Screenplay" award at First Time Fest. The film has now screened on over a dozen VOD outlets in several countries including China, U.K., Malaysia, Germany, France, and Japan.

Jeremy Scott (2015)

Featuring Katy Perry, Miley Cyrus, ASAP Rocky, and Rita Ora. This film opened in more than 400 theaters and currently screens on Netflix.

Director's Statement



I have always been a lover of all things Russian. For me, there is something about its music, literature, history, and even the superstitions that I find fascinating. When I listen to Russian composers like Prokofiev or Rimsky-Korsakov, I feel powerful emotions. And I know there is a depth – a spirituality – behind what I am listening to.

Fast-forward many years and many Russian classes later. The first draft of KARAGANDA came while living in St. Petersburg, Russia in 2004 as I studied at Herzen University and worked at LenFilm Studios. Just as I was about to start my second semester, my sister Nicole disappeared in the tsunami in Thailand. This was an extremely difficult emotional moment for me. In that weird way our sub-conscious speaks with us, I heard a voice asking me what it would be worth to have my sister back. I wondered how many strangers' lives I would trade to have one life back that meant something to me personally. I was willing to do anything at that moment, and my desire was not governed by any belief in right and wrong.



As I continued to write the script – I realized what values I wanted to juxtapose within the main character. I suddenly saw the hero, Vladimir, as someone willing to do anything to save the one he loved, no matter how evil. Love vs. goodness became a central theme of KARAGANDA. As it turned out, and there was no better world to find these values in conflict with each other than in the life of a Russian gangster.

In 2013, KARAGANDA (26 min., B&W) was realized as an AFI thesis film, overcoming budget, production, and scheduling issues to make a film with Hollywood-level action and VFX. The awards and festival success made a feature version inevitable.

www.luftmenschfilms.com

Estimated Returns



Our sales company, Moonrise Pictures, has made sales estimates which give us strong reason to believe the film will be profitable at a budget of $2.5 million.

A budget of less than $1 million with a non A-list cast is worth considerably less in the international market. With the rise of streaming services, however, we are able to distribute the film widely with little cost. Given that there are Russian people in nearly every market and that the Russian mafia is widespread, we think audiences everywhere will appreciate an authentic rendering of this dark world.

Thankfully director Max Weissberg's has years of marketing experience as a social producer/editor at TV Land and the Paramount Network (Viacom), generating millions of online views with his content.

"Are you trying to convince us, or are

BUDGET
$2.5 million

Eastern Promises (2007):
Budget: $38 million, Worldwide gross: $57 million (source: box office mojo)



convince us, or are you trying to convince yourself? ''

—VLADIMIR

TARGET AUDIENCES
Males 18-59, Females 25-49

COMPARABLE FILMS
The Godfather (1972):
Budget: $6 million, Worldwide gross:
$245 million (source: imdb)

Goodfellas (1990):
Budget: $25 million, Worldwide gross:
$82 million (source: imdb)

Gomorrah (2008):
Budget: $6.2 million, Worldwide gross:
$14.6 million (source: imdb)

FAQ



RULE 1:
"A VOR SHALL HAVE NO FAMILY OF HIS OWN:
NO MARRIAGE AND NO CHILDREN."

Do you have a brochure I can read?
Yes. It's available here.

What happens if you raise less than $250k?
If are not able to raise the full $250k through crowdfunding, we will evaluate additional sources of capital to help us reach the minimum budget. If we find a suitable source, we may continue with the production. Otherwise, we may cancel the offering and return committed funds. We estimate that the bare-minimum amount to complete production is $297k. Our goal is $250k because we are confident we can raise the gap through friends and family. Because of Start Engine's rules, or in the event we are able to receive funding or a loan *outside* of Start Engine, we have set our minimum at $10,000.

When are you planning to shoot?
Once we reach $250k, we will assess our rate of progress. If we do not feel we can ever achieve the $1 million in a realistic timeline (6 months), we will fix our budget at the lower amount. From the point we stop funding, we need 4 months until we begin production.
If we feel we can raise $1 million based on our rate of progress, we will continue until we raise this amount. Once we have this amount, our production start will depend on the lead actor's schedule. From our talks with their agents, this will be within 6 months of our raise.

Do you have skin in the game?
Max Weissberg has already invested approximately $40,000 towards the development and production of both the short and feature film. He does not have much more in savings (and supports a wife and child), but will gladly put his last dime into the project. He also does not receive a salary until $1 million is raised, nor do the producers.

Who are your actors going to be if you raise $1 million?
We, unfortunately, can't reveal this information. There are 3 actors agents we've spoken to and shared our marketing materials. 2 gave us very positive responses. 1 gave us a lukewarm response. Nevertheless, we think we can land an A-list actor. If we don't get our first choice, we don't



RULE 2:
"A VOR SHALL NEVER SHOW HIS EMOTIONS."

want other actors to know they were our second. This casting information will be shared with any investor above the $10,000 amount, after the offering has closed.

Can I read the script?
Yes. Unlike many other crowdfunding ventures, we want you to read the script and see for yourself. It's available here.





RULE 3:
"NEVER, UNDER ANY CIRCUMSTANCES, HAVE A LEGITIMATE JOB OR SIGNIFICANT PROPERTY"

How come your budget is a range, and not a fixed amount?
Max Weissberg has worked with crews that range from 8 people to 50 people. More money means more personnel, bigger sets, more shooting time. Our budgets are devised around the SAG union tiers: under $700k and under $2.5 million. Each bump up becomes more expensive to hire actors and the rules become more restrictive. The more we raise, however, the more we can increase the film's quality.

How can you make action scenes and VFX on such a small budget?
For the AFI thesis short, our fight scenes were relatively easy to accomplish from a production standpoint. The actors worked with a fight choreographer, and the camera cuts and angles made it look realistic. A knowledgeable staff makes all the difference in time and quality.
As for our VFX, we are blessed with having Joseph Schultz who has worked on X-MEN 2, TITANIC, ALIENS, and many other action films via the famous animation house 4 Ward Productions. Mr. Schultz loves the project so much he has donated money to the film.



Draft 1
Writer/Director finishes the first draft the Karaganda trilogy based on a Russian family that immigrates to the United States.



Proof-of-Concept
A short film produced by a different corporate entity, California DBA "Losfilm," but directed by Max Weissberg, completed post.



AFM
Karaganda attends AFM and signs a sales agent, Moonrise Pictures.



Production
Production begins on feature version of KARAGANDA. (ANTICIPATED)



AFM
KARAGANDA hits the marketplace to sell rights in various territories, returning money to investors. (ANTICIPATED)

June 2005 **April 2012** **December 2013** **April 2017** **November 2017** **January 2019** **May 2019** **July 2019** **November 2019**



"Thief in Law" - an AFI cycle film
Max Weissberg directed an excerpt of Part II of KARAGANDA at AFI. (The prison camp segment is in part I). Watch it here: https://vimeo.com/40561488.



Karaganda, LLC formed
LLC for production of the feature formed, registered in CA.

Launched on StartEngine
Now YOU can own a part of our company!



Post
Post-production begins on KARAGANDA, a 12 week process. (ANTICIPATED)

In the Press


Meet Our Team



Max Weissberg
LLC Manager- CEO - Producer/Director

A graduate of the American Film Institute's directing program, Max Weissberg co-produced and appeared in the feature documentary film, HOTEL GRAMERCY PARK (2008), which included cameos by Ben Stiller, Jared Leto, Mischa Barton, Winona Ryder, and Kanye West. The film earned a jury citation at the 2008 Tribeca Film Festival and screened on the Sundance Channel for several years. Max's feature film, SUMMERTIME IN NEW YORK (2011), screened at festivals including SXSW (as ROOM 4 RENT), and won best screenplay at First Time Fest. The film is available on a dozen VOD outlets. For the last 2 years he worked as a full-time Social Producer/Editor for TV Land & Paramount Network (Viacom), a global entertainment company. His main task was creating videos for Instagram, Twitter, and Facebook for the television show Younger. Prior to that he worked as a freelancer editor for Viacom Velocity and worked on brands including Tylenol, 3M, Wendy's, Sonic, Nissan, and others. He currently works full-time primarily as an editor on a NBC Universal Snapchat series for October Films. He has been with Karaganda, LLC part-time working approximately 10 hours per week since its inception in April 2017. Website: www.luftmenschfilms.com.

  



Nina Gortinski
LLC Manager - Producer

A graduate of the University of Southern California with a B.S in Business and Southwestern Law School for her Juris Doctorate, Nina's eclectic background includes nearly a decade of advertising and marketing experience and business development/partnerships experience. Since early 2014, Nina has had her own law firm, the law offices of Nina Gortinski, which has focused on transactions for entertainment and technology firms. She is now practices law full-time and this is her primary job. From 2016 to 2018, she was the Director of Partnerships and Program Success for



Edwin Mejia
LLC Manager - Corporate Director - Producer

During his six years in the finance industry at Lehman Brothers, Smith Barney, and Fidelity Investments, Edwin managed approximately $4 billion of commercial real estate holdings and a portfolio of over 700 private and institutional accounts. Over the past eight years, Edwin has been a fulltime partner and lead producer at the Vladar Company, a fitness and entertainment company, responsible for developing the production slate and managing sales. Credits include the award-winning hit film, GENERATION IRON, (2013) narrated

Santa Monica based start-up Tuition.io. Prior to that, she was involved with Global Partnerships at Yahoo and at a Silicon Valley gamification start-up. Her first love was naturally film, and alongside her corporate and legal work she has produced several films in Europe and the U.S. Her producing credits include: the award-winning feature BEAUTIFUL BLUE DANUBE (2008), BURY THE DOG (2012), TAROT (2013), LOVE OR LAUGHS (2018), THINGS THAT NOBODY TOLD HIM (2016) and ROUGH CUT (2019). She has been with Karaganda, LLC part-time working approximately 5 hours per week since its inception in April 2017.

by Academy Award Nominee, Mickey Rourke. This film was one of the top highest grossing documentaries in 2013, and Edwin handled all the domestic and foreign distribution sales. Most recently, he produced the fashion film biopic, JEREMY SCOTT THE PEOPLE'S DESIGNER (2015) (featuring Katy Perry, Miley Cyrus, A$AP Rocky, and Rita Ora), and the MMA documentary, THE HURT BUSINESS, narrated by Kevin Costner. Both are available on Netflix. He has been with Karaganda, LLC part-time working approximately 5 hours per week since it's inception in April 2017. His primary role is as a full-time producer at the Vladar Company.





Offering Summary

Maximum 10,700* units of Class B Nonvoting Capital Units ($1,070,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 100 units of Class B Nonvoting Capital Units ($10,000)

Company	Karaganda, LLC
Corporate Address	2618 San Miguel Drive Suite 496 Newport Beach CA 92660
Description of Business	Production of feature film, KARAGANDA.
Type of Security Offered	Class B Nonvoting Units
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Perks*

Each tier includes all those tiers below it.

Thank you credit: $100 or more.

Karaganda tote bag: $500 or more.

Karaganda T-shirt: $500 or more.

Dinner with the director: $2,500 or more. You and a guest will be invited to a special dinner (paid by the director) to discuss the project and anything else on your mind.

Associate Producer: $10,000 or more. Inclusion in all plans for the making of Karaganda, and 1 trip to the set at your own expense.

Featured Extra (does not include travel expenses): $20,000 or more.

Co-producer: $25,000 or more. This includes one set visit, an invitation to all events, name in end credits and marketing materials.

Executive Producer: $50,000 or more. This includes unlimited set visits, an invitation to all events, name in main credits and marketing materials.

A line of dialogue in the film: $200,000 or more. Limit 2. You will be required to attend all rehearsals and shooting at your own expense. You will be paid according to SAG rates.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Karaganda, LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Nonvoting Units at $100 / unit, you will receive 11 Class B Nonvoting Units, meaning you'll own 11 units for $1,000. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

"A vor must forget his family."

"His only family are his brothers."

"The Vor must never work and only live as a criminal."

"He must help his fellow Vors."

"The Vor must abide by and carry out the punishments of the Vors court."

"He must keep his promises to other Vors."

"Should I, Vladimir Bernshtein, fail to uphold the code of my brothers, may this arm wither."

Karanganda

What you just saw was a concept teaser for the feature film KARAGANDA, or "Karaganda" in Russian, which is based on the award-winning AFI thesis film, also called Karaganda. This film screened in 26 film festivals in 13 countries, earning 5 awards. The goal of our project is to make a feature version of Karaganda.

KARAGANDA is the story of Vladimir, a Jewish prisoner in a Soviet prison camp on a mission to find his wife who's also imprisoned in the Karaganda region. In order to rescue her, he must somehow join the *Vory V Zakonye*, a criminal gang that controls the camps. The Vors succeed in finding her, but at a cost that will haunt Vladimir as he transforms into a powerful crime boss in Brighton Beach, Brooklyn.

There, as part of a Russian-American arms-smuggling gang, Vladimir will attempt to break free from his network of Vors in order to protect his wife and family.

The idea for KARAGANDA came to me shortly after my sister disappeared in the 2004 tsunami in Thailand. At the time, I asked myself what I would sacrifice to get her back and I knew that I loved her enough to commit evil if it would help. Vladimir, the main character in KARAGANDA, feels the same way about his wife.

I wrote the first draft of Karaganda when I was living in St. Petersburg and working at Lenfilm. I want Karaganda to be as authentic as possible, with Russian sayings, superstitions, music, and of course humor.

"I got one. What's the difference between capitalism and and socialism? In capitalism, man exploits man. In socialism, it's the reverse."

For KARAGANDA, we want to show the inner workings of the Vor v Zakonye, or Thieves in Law, a criminal gang going back to the time of the czars.

Unlike the short, the feature will be in color the dialogue will mainly be in English.

"I only ask for one thing."

Our team has produced several features already, and distributed them in these outlets.

Our goal in making KARAGANDA is not only to make a genre-defining film, but we want show the world the harshness of Soviet prison camps. We also want to make Russian culture cool. If you think about how the GODFATHER made people interested in Italians and Italian culture, KARAGANDA will do the same for Russian culture. With your investment, we can make a film that won't compromise its authenticity, but will leave a lasting impact.

Watch the AFI short at www.karagandafilm.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF KARAGANDA, LLC (A CALIFORNIA LIMITED LIABILITY COMPANY)

DATED AS OF NOVEMBER 13, 2018

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") has been made and entered into by and among the persons and/or entities whose names appear on Exhibit A annexed hereto (individually a "Voting Member" and collectively the "Voting Members"), for the purposes of setting forth the rights and obligations of the Members in and to Karaganda, LLC (the Company") formed pursuant to the provisions of the California Revised Uniform Limited Liability Company Act (the "Act").

WHEREAS, the Company was formed April 3, 2017, subject to the laws of the State of California; and

WHEREAS, the parties hereto have agreed upon the terms and conditions that will govern their relationship and wish to reduce such agreement to writing;

NOW, THEREFORE in consideration of the premises, the mutual agreements contained herein and other good and valuable consideration, the receipt and adequacy of which hereby are acknowledged, the parties hereto hereby agree as follows:

1. ARTICLE I: THE COMPANY

1.1. **Formation of Company.** The Company was formed pursuant to the provisions of the Act. The rights and liabilities of the Members, the management of the affairs of the Company and the conduct of its Business shall be as provided in the Act, except as otherwise expressly provided herein.

1.2. **Name.** The name of the Company shall be Karaganda, LLC, however, the Manager(s), subject to the terms of this Agreement, may change the name of the Company at any time and from time to time upon written notice to the Members.

1.3. **Term of Company.** The term of the Company commenced upon the filing of the appropriate formation documents in the Office of the Secretary of State of the State of California in accordance with the Act and shall continue until terminated in accordance with this Agreement or as provided by law.

1.4. **Purposes of Company.** The purpose of the Company is to (i) engage in any lawful act or activity for which limited liability companies may be organized under the Act; and (ii) do all things necessary, suitable or proper for the accomplishment of, or in the furtherance of the Company's Business.

1.5. **Offices.** The Company shall maintain its primary office and principal place of business at 2618 San Miguel Drive Suite 496 Newport Beach CA 92660, or at such other places of business as the Manager(s) deems advisable for the conduct of the Company's Business and may from time to time may change the Company's primary office after notifying the Members in writing of any such changes.

1.6. **Filings.**

1.6.1. The Manager(s) is authorized to execute, file and publish, or cause to be filed and published, with the proper authorities in each jurisdiction where the Company conducts Business and where the failure to file or publish would have a material adverse effect on the Company or such other places as the Manager(s) deems necessary or advisable, such certificates or documents in connection with the conduct of Business as are necessary or desirable pursuant to applicable law.

1.6.2. The Members from time to time shall execute, acknowledge, verify, file, and publish all such applications, certificates and other documents, or cause to be done all such other acts, as the Manager(s) may deem necessary or appropriate to comply with the requirements of law for the formation, qualification and operation of the Company as a limited liability company in all jurisdictions in which the Company shall desire to conduct Business.

2. **ARTICLE II: MEMBERSHIP INTERTESTS, VOTING AND MANAGEMENT**

2.1 **Initial Members.** The initial Members of the Company are the Members who are identified in Exhibit A. These initial members hold Class A Voting Capital.

2.2 **Classification of Membership Interests.** The Company shall issue Class A Voting Capital ("Voting Capital Units"), to the Voting Members (the "Voting Members"), who will be outlined in Exhibit A. The Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interest ("Percentage Voting Interest") in the Company. The Percentage Voting Interest of a Voting Member shall be the percentage that is derived when the Member's Voting Capital account is divided by the total of all of the Voting Capital accounts.

The Company may issue Class B Nonvoting Capital Units ("Nonvoting Capital Units"). Members may own interests in both Voting Capital and Nonvoting Capital. Members who own interests only in Nonvoting Capital ("Nonvoting Members") shall have no right to vote upon any matters. Notwithstanding, to the extent otherwise permitted by this agreement, a Nonvoting Member shall have the right to file or participate in a mediation or an arbitration action, and shall be bound by an amendment to this agreement only if he signs such amendment.

Class B Nonvoting Capital Units members will earn first dollar net profit returns on the sale and marketing of the film until their initial capital investment has been returned plus 15% upon payment of outstanding expenses. Thus, dollar one of all net profits will be returned to Class B Nonvoting Capital Units Members until they are recouped at 115%. Subsequent to the return on initial capital investment plus 15%, Class A Voting Capital Unit Members will split 50/50 of the film's profits with Class B Nonvoting Capital Unit members. Note that "created by" residuals and other such residual income does not constitute profit.

2.3 **Percentage Ownership and Voting Interests. Class A Voting Capital Unit Members shall have sole ownership of the company,** together with all of the rights, as a Member or Manager of the Company, that arise from such interests.

The Class A Voting Capital Unit Members shall have the initial Ownership, Percentage Ownership and Percentage Voting Interests in the Company that are identified in Exhibit A, immediately following the making of the capital contributions set forth therein.

The non-Voting Class B Unit Members shall have no Ownership in the Company.

2.4 **Management by Voting Members.** The Voting Members shall manage the Company and shall have the right to vote, in their capacity as Managers, upon all matters upon which Managers have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interests in the Company. Voting Members need not identify whether they are acting in their capacity as Members or Managers when they act.

The Nonvoting Members shall have no right to vote or otherwise participate in the management of the Company. No Nonvoting Member shall, without the prior written consent of all of the Voting Members, take any action on behalf of, or in the name of, the Company, or enter into any contract, agreement, commitment or obligation binding upon the Company, or perform any act in any way relating to the Company or the Company's assets.

2.5 **Voting.** Except as otherwise provided or permitted by this Agreement, Voting Members shall in all cases, in their capacity as Members or Managers of the Company, act collectively, and, unless otherwise specified or permitted by this Agreement, unanimously. Except as otherwise provided or permitted by this Agreement, no Voting Member acting individually, in his capacity as a Member or Manager of the Company, shall have any power or authority to sign for, bind or act on behalf of the Company in any way, to pledge the Company's credit, or to render the Company liable for any purpose.

Unless the context requires otherwise, in this Agreement, the terms "Member" or "Members," without the qualifiers "Voting" or "Nonvoting," refer to the Voting and Nonvoting Members collectively; and the terms "Manager" or "Managers" refers to the Voting Members.

2.6 **Liability of Members.** All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

2.7 **New Members.** The Voting Members may issue additional Voting Capital Units or Nonvoting Capital Units and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (i) is approved unanimously by the Voting Members; (ii) delivers to the Company his required capital contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto; and (iv) delivers such additional documentation as the Voting Members shall reasonably require to so admit such new Member to the Company.

Upon the admission of a new Member or Members, as the case may be, to the Company, the capital accounts of Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.

3.1. ARTICLE III. CAPITAL CONTRIBUTIONS OF THE MEMBERS

3.1 **Initial Capital Contributions.** Each original Member to this Agreement shall make an initial Capital Contribution to the Company in accordance with Exhibit A, at the time of each Member's execution of this Agreement.

3.2 **Capital Accounts.** A separate capital account shall be maintained for each Member's ownership interest in Class A Voting Capital (the "Voting Capital Account") and Class B Nonvoting Capital (the "Nonvoting Capital Account").

The capital account of each Member shall be increased by (i) the amount of any cash and the fair market value of any property contributed to the Company by such Member (net of any liability secured by such contributed property that the Company is considered to assume or take subject to), (ii) the amount of income or profits allocated to such Member.

The capital account or accounts of each Member shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to on account of his ownership interest), (ii) the amount of expenses or loss allocated to the Member. If any property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted as if the property had instead been sold by the Company for a price equal to its fair market value and the proceeds distributed.

Guaranteed Payments ("Guaranteed Payments") for salary, wages, fees, payments on loans, rents, etc., may be made to the Members. Guaranteed Payments shall not be deemed to be distributions to the Members on account of their Ownership Interests, and shall not be charged to the Members' capital accounts. Guaranteed Payments will be considered Production Expenses, and will be treated as such per Article 5.

No Member shall be obligated to restore any negative balance in his Capital Account. No Member shall be compensated for any positive balance in his Capital Account except as otherwise expressly provided herein. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of Regulations Section 1.704-1(b)(2) and shall be interpreted and applied in a manner consistent with such Regulations. The Members agree that the initial Capital Accounts of the Members on the date hereof are as set forth in Exhibit A.

3.3 **Additional Contributions.** If, at any time or times hereafter, the Voting Members shall determine that additional capital is required by the Company, the Voting Members shall determine the amount of such additional capital and the anticipated time such additional capital will be required; whether such additional capital shall be provided by the Members by way of additional Capital Contributions or by way of loans from Members; whether additional Capital Contributions, if any, shall be of in the form of Class A Voting Capital or Class B Nonvoting Capital. No Member shall be obligated, at any time, to guarantee or otherwise assume or become liable for any obligations of the Company or to make any additional Capital Contributions advances or loans to the Company, unless such obligations are specifically accepted and agreed to by such Member.

In the event that additional Class A Voting Capital is to be issued, the Voting Members who exist immediately prior to such issuance shall be provided written notice of this intent, and shall be offered in such notice the opportunity to make additional capital contributions in Class A Voting Capital in proportion to their respective Percentage Voting Interests; provided that this right, if not exercised within ninety (90) days after such notice is received, shall expire automatically, unless this period is extended by the Voting Members. Any loans or additional capital contributions shall be voluntary.

The capital accounts of the Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately to reflect any transfer of an interest in the Company, distributions, or additional capital contributions.

3.4. **Withdrawal by a Member.** No Member shall have the right to withdraw from the Company without the prior written consent of the Manager(s). From and after the effective date of such withdrawal, the withdrawing Member shall not be entitled to receive any distributions from the Company.

3.5. **Securities Laws Representations**. Each Member, by executing this Agreement, hereby represents and warrants to the Company and to the Members that such Member (a) is aware that the acquisition of its Interest in the Company has not been registered under the Securities Act of 1933, as amended, or qualified under the securities laws of any state, (b) is acquiring its Interest in the Company solely for its own account and not for the account of any other Person, for investment only, and not with a view to or for sale in connection with any distribution of such Interest, (c) understands that the sale, pledge, assignment or other transfer of its Interest in the Company is limited by this Agreement and in any event may not be effected unless (i) the Transfer is registered and qualified under applicable securities laws, or is effected as a non-public offering that is exempt from the registration and qualification requirements of applicable securities laws, and (ii) the Person acquiring such Interest represents and warrants to the Company and to the Members that such Person is acquiring its Interest in the Company solely for its own account and not for the account of any other Person, for investment only, and not with a view to or for sale in connection with any distribution of such Interest, (d) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring its Interest in the Company, (e) acknowledges that there is no guarantee that the Company will be a financial success, and is able to bear the economic risk of the loss of its Interest in the Company, and (f) acknowledges that the Company and the Members are relying on the foregoing representations.

4. **ARTICLE IV: MANNER OF ACTING**

4.1 **Officers and Agents of the Company.** The Voting Members may authorize any Member or Members of the Company, or other individuals or entities, whether or not a Member, to take action on behalf of the Company, as the Voting Members deem appropriate. Any Member may lend money to and receive loans from the Company, act as an employee, independent contractor, lessee, lessor, or surety of the company, and transact any business with the Company that could be carried out by someone who is not a Member; and the Company may receive from or pay to any Member remuneration, in the form of wages, salary, fees, rent, interest, or any form that the Voting Members deem appropriate.

The Voting Members may appoint officers of the Company who, to the extent provided by the Voting Members, may have and may exercise all the powers and authority of the Members or Managers in the conduct of the business and affairs of the Company. The officers of the Company may consist of a President, a Treasurer, a Secretary, or other officers or agents as may be elected or appointed by the Voting Members. The Voting Members may provide rules for the appointment, removal, supervision and compensation of such officers, the scope of their authority, and any other matters relevant to the positions. The officers shall act in the name of the Company and shall supervise its operation, within the scope of their authority, under the direction and management of the Voting Members.

Any action taken by a duly authorized officer, pursuant to authority granted by the Voting Members in accordance with this Agreement, shall constitute the act of and serve to bind the Company, and each Member hereby agrees neither to dispute such action nor the obligation of the Company created thereby.

4.2 **Meetings of Voting Members.** No regular, annual, special or other meetings of Voting Members are required to be held. Any action that may be taken at a meeting of Voting Members may be taken without a meeting by written consent in accordance with the Act. Meetings of the Voting Members, for any purpose or purposes, may be called at any time by a majority of the Voting Members, or by the President of the Company, if any. The Voting Members may designate any place as the place of meeting for any meeting of the Voting Members. If no designation is made, the place of meeting shall be the principal place of business of the Company.

4.3 **Notice of Meetings.** In the event that a meeting of the Voting Members is called, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than five nor more than sixty business days before the date of the meeting unless otherwise provided, either personally or by mail, by or at the direction of the Members calling the meeting, to each Voting Member. Notice of a meeting need not be given to any Voting Member who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Voting Member.

4.4 **Record Date.** For the purpose of determining Voting Members entitled to notice of or to vote at any meeting of Voting Members or any adjournment thereof, the date on which notice of the meeting is provided shall be the record date for such determination of the Voting Members. When a determination of Voting Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

4.5 **Quorum.** Members holding at least 67% of the Voting Capital in the Company represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any such meeting, a majority of the Voting Members so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice. However, if the adjournment is for more than sixty days, or if after the adjournment a new record date is fixed for another meeting, a notice of the adjourned meeting shall be given to each Voting Member. The Voting Members present at a duly organized meeting may continue to transact business only as previously provided on the agenda until adjournment, notwithstanding the withdrawal during such meeting of that number of Voting Members whose absence would cause less than a quorum.

4.6 **Voting.** If a quorum is present, a unanimous vote of the Voting Members so represented shall be the act of the Members or Managers, unless the vote of a lesser proportion or number is otherwise required by the Act, by the Certificate or by this Agreement.

5. ARTICLE V. DISTRIBUTION OF COMPANY RECEIPTS PRIOR TO RECOUPMENT OF ORIGINAL CAPITAL.

5.1 For the purposes of this Agreement, the following terms shall have the below meanings:

5.1(a) The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) Box office returns, (ii) from distribution of domestic and international rights of the film, (iii) sales of physical or digital format of the film, (iv) from the disposition of its physical assets acquired with funds of the Company, and (v) interest, if any, on the aforesaid sums.

5.1(b) The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the film by the Company including without limitation, fees, advances and/or other compensation of the director, designers, cast, producers, crew, post production, cost of sets, locations, marketing, props, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Screen Actors Guild or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, preliminary advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the film industry. The Managing Members has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre-production or production expenses for which the Managing Members will be reimbursed, including as provided in Paragraph 3.2.

5.1(c) The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 5.1(b) above incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, deferments, distribution fees, sales agent commissions, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

5.2 Gross Receipts shall be applied as follows and in the following order of priority:

5.2(a) First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

5.2(b) Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

5.2(c) third, until such time as an aggregate amount equal to 115% of the Original Capital has been distributed to the Class B Nonvoting Capital Unit Members ("Recoupment"), which amount shall be repaid at least semi-annually with a statement of operation to each Class B Nonvoting Capital Unit Member pro rata in the same proportion as his/her Units bear to the aggregate Class B Nonvoting Capital Units;

5.2(d) fourth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Adjusted Net Profits" and shall be distributed pursuant to 6.

5.3 **Form of Distribution.** No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

5.4. **Withholding**. The Company may withhold and pay any taxes with respect to any Member which it is required to withhold and pay over under applicable tax law. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Manager(s) determines that the Company is required to withhold or pay with respect to any amount distributable to such

Member pursuant to this Agreement. The Manager(s), on behalf of the Company, shall be entitled to take any other action it determines to be necessary or appropriate in connection with any obligation or possible obligation to impose withholding pursuant to any tax law or to pay any tax with respect to a Member. Any such taxes may be withheld from any distribution otherwise payable to such Member or, if no sufficiently large distribution is imminent, the Company may require the relevant Member to promptly reimburse the Company for the amount of such tax withheld and paid over by the Company. No such reimbursement payment will be considered a Capital Contribution for purposes of this Agreement and shall not increase the Capital Account of the Member making such reimbursement payment, faxes withheld on amounts directly or indirectly payable to the Company arc taxes otherwise paid by the Company shall be treated for purposes of this Agreement as distributed to the appropriate Member and paid by the appropriate Member to the relevant taxing jurisdiction.

6. ARTICLE VI. DISTRIBUTION OF COMPANY RECEIPTS AFTER RECOUPMENT.

6.1 Following Recoupment, Adjusted Net Profits, if any, shall be distributed as follows:

> 6.1(a) An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among each Class B Nonvoting Capital Unit Member with each Class B Nonvoting Capital Unit Member receiving that portion thereof as his/her Units bear to the aggregate Class B Nonvoting Capital Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Class A Voting Capital Members, with each Class A Voting Capital Member receiving that portion thereof proportionate to his/her Units in the Company.

6.2 Any special allocations necessary to comply with the requirements set forth in Internal Revenue Code Section 704 and the corresponding Regulations, including, without limitation, the qualified income offset and minimum gain chargeback provisions contained therein, shall be made if the Voting Members deem these actions to be appropriate.

6.3 By executing this Agreement, the Non-Managing Members agree that no representation has been made that any distribution of Gross Receipts will be made or, if made, will be continued for any period of time whatsoever, and that the Non-Managing Members have not relied upon the ability of the Company to make any such distributions in entering into this Agreement.

7. **ARTICLE VII: MANAGEMENT & MEMBERS**

7.1. **Management**.

7.1.1. **General**. The name of each Manager is attached as Exhibit C of this Agreement. By a Majority Vote, as set forth in Exhibit C and as amended from time to time, the Voting Members shall elect so many Manager(s) as the Voting Members determine, but no fewer than one. The elected Manager(s) may either be a Member or Non-Member.

7.1.2. **Compensation**. The Manager(s) may be compensated. The compensation of the Manager(s) shall be determined by a Majority Vote by Voting Members.

7.1.3. **Removals, Vacancies**. A Manager(s) may be removed at any time as determined by a Majority Vote.

7.1.4. **Expenses**. The Company shall pay all of its own operating, overhead and administrative expenses of every kind. The Manager will also be entitled to reimbursement from the Company for reasonable expenses incurred in connection with the performance of his, her or its duties hereunder so long as the Manager submits appropriate documentation for such expenses.

7.2. **Management Authority**.

7.2.1. **General**. Except as otherwise provided in this Agreement, the Manager(s) shall have all rights and powers that may be possessed by a Manager(s) under the Act on behalf and in the name of the Company to carry out any and all of the objects and purposes of the Company and to perform all acts and affairs of the Business which it may deem necessary or desirable and which are not otherwise prohibited under this Agreement.

7.2.2. **Require Consent**. Except with the consent of the Members holding a Majority of the Interests, which consent cannot be unreasonably withheld, the Manager(s) shall not:

> 7.2.2.1. enter in to a merger, consolidation, recapitalization or other reorganization of the Company or a sale of all or substantially all of the Company's assets;
>
> 7.2.2.2. enter into any equity financing or issue additional Interests in the Company;
>
> 7.2.2.3. borrow money for the Company and pledge, mortgage or grant security interests in any assets of the Company to secure such borrowings:
>
> 7.2.2.4. admit additional Members, other than pursuant to the provisions of this agreement;
>
> 7.2.2.5. approve or adopt any equity incentive plans for employees or other Persons;
>
> 7.2.2.6. materially change the nature of the Company's Business;
>
> 7.2.2.7. amend, alter or otherwise modify any Interest or other interest or equity or debt security issued by the Company;
>
> 7.2.2.8. consent to any tax audit adjustment in respect of taxes;
>
> 7.2.2.9. create or allow the creation of any material lien with aspect to the property of the Company; or
>
> 7.2.2.10. make any loans or provide guarantees of liabilities of any other Person.

7.2.3. **Time and Other Activities**. Except as otherwise provided, the Manager(s) (in his, her or its capacity as the Manager) shall devote such time and attention to the Business of the Company as the Manager(s) shall determine, from time to time, in the exercise of his, her or its reasonable judgment, to be necessary for the conduct of the Company's Business. The Manager(s) shall have the right to manage his, her or its own investments and to make investments in any other business not competitive with the Business of the

Company and neither the Company nor any of its members shall have any rights or claims as a result of any such activity. The furtherance of the foregoing, the Members (in their capacity as such other than the Manager) hereby waive any and all rights and claims that they might otherwise have as a result of such activities.

7.2.4. **Fiduciary Duty**. The Manager(s) shall have a fiduciary responsibility for the safekeeping and use of any Company funds, property and assets, whether or not in his, her or its immediate possession, the Manager(s) shall not employ or permit another to use any of the Company's funds, property or assets in any manner except for the exclusive benefit of the Company. In fulfilling his, her or its fiduciary duty, the Manager(s) shall exercise his, he" or its business judgment in a manner that is reasonably consistent with that which would be applied by a reasonable Person under similar circumstances.

7.3. **Officers**. The Manager(s) may, from time to time, but shall not be required to, designate or appoint one or more officers of the Company, including without limitation, a chairman of the board, a chief executive officer, president, one or more vice presidents, a secretary, an assistant secretary, a treasurer and/or an assistant treasurer. Such officers may, but need not be, employees of the Company or an Affiliate of the Company. Each appointed officer shall hold such office until (i) his or her successor is appointed, (ii) such officer submits his or her resignation or (iii) such officer is removed, with or without cause by the Manager(s). All officers shall perform his or her duties in good faith and with such degree of care, which an ordinarily prudent Person in a like position would use under similar circumstances.

7.4. **Members Have No Management Powers**. Except as otherwise expressly provided herein, the Members (other than the Manager) shall take no part in or interfere in any manner with the management, conduct or control of the Company's Business and no Member shall have any right or authority to act for or bind the Company in any manner whatsoever. Members shall have only the right to vote on specified matters as set forth in this Agreement, if any, or as required by the Act.

8.   **ARTICLE VIII: INDEMNIFICATION**

8.1. **General**. The Company shall have the power to indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the Person is or was a Manager(s), officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Person in connection with such action, suit or proceeding if such Person (a "Indemnified Person") acted in good faith in any manner the Person reasonably believed to be or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person is not an Indemnified Person.

8.2. **Expenses**. The Company shall have the power to indemnify any Indemnified Person against expenses (including attorney's fees) actually and reasonably incurred by such Person in connection with the defense or settlement of such action or- suit except that no indemnification shall be made in respect of any claim, issue or matter- as to which sued Person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

To the extent that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, such Person shall be indemnified against expenses (including attorneys' fees), actually and reasonably incurred by such Person in connection therewith. Expenses (including attorneys' fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of a written undertaking by or on behalf of such Indemnified

Person to repay such amount if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company as authorized hereby. Such expenses (including attorney's fees) incurred by Indemnified Persons may be so paid upon such terms and conditions, if any, as the Manager(s) deems appropriate.

8.3.   **Determination of Indemnification**. A determination that indemnification is available pursuant to sub sections (a) and/or (b) shall be made by the Manager(s) or, if the Manager(s) is the subject of the proceedings for which indemnification is sought, by independent counsel.

8.4.   **Exclusivity of Rights**. The indemnification and advancement of expenses provided by or granted pursuant to this Section 8.1 shall not be deemed exclusive of any other rights to which those seeking Indemnification or advancement of expenses may be entitled to under any agreement or otherwise, The Company shall have the power to purchase and maintain insurance on behalf of any Indemnified Person.

9.   **ARTICLE IX: BOOKS OF ACCOUNT**

9.1.   **Books of Account**. Complete books of account shall be kept by the Manager(s) at the principal office of the Company (or at such other office as the Manage may designate). The method of accounting to be used in keeping the books of the Company for financial accounting purposes shall be determined by the Manager(s) in accordance with applicable law.

9.2.   **Tax Elections**. The Manager(s) shall have the authority to cause the Company to make any election required or permitted to be made for income tax purposes if the Manager(s) determines that such election is in the best interests of the Company. The Manager(s), in their sole discretion, may cause the Company to make, in accordance with Section 754 of the Code, a timely election to adjust the basis of the Company property as described in Sections 734 and 743 of the Code.

9.3.   **Bank Accounts**. The Manager(s) may maintain one or more bank accounts for such funds of the Company as it shall choose to deposit therein, and withdrawals thereof shall be made upon such signature or signatures, as the Manager(s) shall determine.

9.4. **Tax Returns**. The Company shall prepare income tax returns for the Company and shall further cause such returns to be timely filed with the appropriate authorities.

9.5. **Tax Matters Member**.

9.5.1. The Manager(s) shall act as the "tax matters partner" ("TMP") of the Company, as such term is defined in Section 6231(a)(7) of the Code, and shall have all the powers and duties assigned to the TMP under Sections 6221-6231 of the Code and the Regulations thereunder. The Members agree to perform all acts necessary under Section 6231 of the Code and the Regulations thereunder to designate such person as the TMP.

9.5.2. The Company shall indemnify and reimburse the TMP for all expenses (including legal and accounting fees) incurred as TMP pursuant to this Section 9.5 in connection with any administrative or judicial proceeding with respect to the tax liability of the Members as long as the TMP has determined in good faith that its course of conduct was in, or not opposed to, the best interest of the Company.

9.6. **Tax Status**. Each Member acknowledges that the Company will be recognized as a partnership for federal income tax purposes and will be subject to all applicable provisions of the Code.

10. **ARTICLE IX: CERTAIN REPORTING PROVISIONS**

10.1. **Tax Reporting**. The Company shall use all reasonable efforts to furnish to the Members within ninety (90) days after the close of the Company's Fiscal Year the information reasonably required for the Members to prepare their federal, state and local income tax returns.

10.2. **Access and Inspection**. The Company's books and records shall be available for inspection and copying (at such Member's cost) at reasonable times during business hours by each or any Member or its duly authorized agent or representative for a purpose reasonably related to such Member's Interest in the Company.

10.3. **Title to Company Assets.** Title to, and all rights and interests in, the Company's assets shall be acquired in the name of and held by the Company, or, if required to be held in any other name, shall be held for the benefit of the Company.

11. **ARTICLE XI: TRANSFERS OF INTERESTS OF MEMBERS**

11.1. **General Provisions**

11.1.1. **Transfer Limitations**. Except as otherwise set forth in this Agreement or as otherwise provided in the Act, a Member may not Transfer his, her or its Interest in the Company without the prior written consent of the Members holding a Majority of the Interest (which consent to any Transfer may be withheld without any liability or accountability to any Person). Notwithstanding anything to the contrary in this Agreement, any Transfer of an Interest in violation of the provisions of this Agreement shall be void and shall not bind the Company.

11.1.2. **Permitted Transfers**. Notwithstanding anything in this Agreement to the contrary:

11.1.2.1. A Member who is a natural person may Transfer his or her Interest to such Member's spouse, children or grand-children or to a trust or entity under his or her control upon not less than ten (10) days prior written notice to the Manager(s) accompanied, in each case, by evidence (to be reasonably satisfactory to the Manager) that such Member has control over the transferee and has the power to vote or direct or control the vote of the Interest Transferred to such transferee.

11.1.2.2. A Member that is a legal entity may Transfer all of its Interest to any Affiliate.

11.1.2.3. Any Member which is a trust may Transfer its Interest to the beneficiaries of such trust in accordance with the terms thereof; provided, however, that with respect to any trusts established by the Manager(s) in accordance with the terms hereof, voting with respect to such Interests shall be controlled by the Manager(s), by Irrevocable proxy or otherwise.

11.1.3. **Notice of Transfer**. Any Member making or permitting a Transfer allowed pursuant to any of the above permitted Transfers must send immediate written notice thereof to the Manager(s) together with reasonable evidence that the conditions or restrictions applicable thereto as set forth above have been complied with. Any Member making or permitting a Transfer allowed pursuant hereto shall also comply with such other conditions and requests for information about the transferee as the Manager(s) may reasonably request.

11.2. **General Conditions to Permitted Transfers**.

11.2.1. **Requirements for Transfer**. No Transfer of an Interest permitted by the terms of this Agreement shall be effective unless:

11.2.1.1. such Transfer shall have satisfied the provisions of Section 10.1;

11.2.1.2. the transferee shall accept and adopt in writing, by an instrument in form and substance satisfactory to the Manager(s), all of the terms and provisions of this Agreement, as the same may be amended from time to time, and shall have expressly assumed all of the obligations of the transferring Member relating to the Transferred Interest:

11.2.1.3. the transferee shall pay all filing, publication and recording fees, all transfer and stamp taxes, if any, and all reasonable expenses, including, without limitation, reasonable counsel fees and expenses incurred by the Company in connection with such transaction;

11.2.1.4. the transferee shall execute such other documents or instruments as counsel to the Company may require-e (or as may be required by law) in order to effect the admission of such Person as a Member;

11.2.1.5. the transferee shall execute a statement that it is acquiring the Interest for his, her or its or its own account for investment and not with a view to the resale or distribution thereof and that he will only transfer the acquired Interest to a Person who so similarly represents and warrants;

11.2.1.6. if required by the Manager(s), the Company receives an opinion of responsible counsel (who may be counsel for the Company), in form and substance satisfactory to the Manager(s), that such transfer does not violate federal or state securities laws or any representation or warranty of such transferring Member given in connection with the Transfer of his, her or its Interest; and

11.2.1.7. if required by the Manager(s), counsel to the Company delivers to the Company an opinion that such transfer (A) will not result in a termination of the Company under Section 708 of the Code; and (B) will not cause the Company to lose its status as a partnership for United States federal income tax purposes.

11.2.2. **Substitute Member**. Upon the admission of a substitute or additional Member, the Manager(s) shall promptly cause any necessary documents or instruments to be filed, recorded or published, wherever required, if any, showing the substitution of the transferee as a substitute Member in place of the transferring Member or as an additional Member, as appropriate. The effective date of a permitted Transfer of an Interest shall be no earlier than the last day of the calendar month that includes the date on which the Manager(s) had received such documentation as they shall determine in their discretion, is required pursuant to this Article XI (the "Effective Transfer Date"). The transferring Member shall cease to be, and the transferee shall become, a substituted Member as to the Interest so Transferred at such time as the Effective Transfer Date has passed. Thereafter, the transferring Member shall have no rights or obligations with respect to the Company insofar as the Interest Transferred is concerned.

11.3. **Right of First Refusal**

11.3.1. **Notice of Bona Fide Offer**. If a Member receives from anyone a bona fide offer acceptable to the Member to purchase any Interest held by such Member, then the Member shall first give written notice thereof to the Company. The notice shall name the proposed transferee and state the Interest is to be transferred, the proposed price of the Interest and all other terms and conditions of the offer.

11.3.2. **Election Period**. For fifteen (15) days following receipt of such notice, the Company or its assigns shall have the option to purchase all or, with the consent of the Member, any lesser part of the Interest specified in the notice at the price and upon the terms set forth in such bona fide offer. In the event the Company elects to purchase all or, as agreed by the Member, a lesser part, of the Interest, it shall give written notice to the selling Member of its election and settlement for said Interest shall be made as provided below in Section 10.3.3.

11.3.3. **Election of Right**. In the event the Company elects to acquire any of the Interest of the selling Member as specified in said selling Member's notice, the Company shall so notify the selling Member and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Company receives said selling Member's notice; provided that if the terms of payment set forth in said selling Member's notice were other than cash against delivery, the Company shall pay for said Interest on the same terms and conditions set forth in said selling Member's notice.

11.3.4. **Non-Election of Right**. In the event the Company does not elect to acquire all of the Interest specified in the selling Member's notice, said selling Member may, within the sixty (60) day period following the expiration of the option rights granted to the

Company, sell elsewhere the Interest specified in said selling Member's notice which were not acquired by the Company, in accordance with the provisions of Section 10.3(c), provided that said sale shall not be on terms and conditions more favorable to the purchaser than those contained in the bona fide offer set forth in said selling Member's notice. All Interest so sold by said selling Member shall continue to be subject to the provisions of this Agreement.

11.4. **Drag Along Rights**. Subject to the restrictions of this Article, if one or more Members owning a majority of the Interests in the Company (the "Disposing Members") determine to sell all of their Interests in the Company to an un-Affiliated purchaser who seeks to purchase all of the Interests of the Company pursuant to a bona fide third-party offer, the Disposing Members may, in writing, request each other Member to sell, and if so requested, each other Member shall be obligated to sell their Interests on the same terms and conditions (including representations arc warranties) to the un-Affiliated purchaser on the same date on which the sale of Interests to the un-Affiliated purchaser occurs. In connection therewith, the Disposing Members must send written notice to the other Member(s), which notice must describe in reasonable detail the proposed purchase price, the un-Affiliated purchaser, the payment terms and the projected closing date and must induce a copy of the letter of intent or proposed contract, as applicable and if any.]

11.5. **Disability or Death of Member**.

11.5.1. Upon either the death or Disability of any Member, fan "Involuntary Selling Member") the Manager(s), on behalf of the Company, shall have the right, exercisable at any time, within ninety (90) days after the Company learns of a Member becoming an Involuntary Selling Member to repurchase all of such Involuntary Selling Member's Interest for an amount in cash equal to the Fair Market Value of the Involuntary Selling Member's Interest. The Manager(s) shall exercise this right by sending written notice within said ninety (90) day period to the executor or representative of the Involuntary Selling Member, as the case may be, at his, her, or its address, if known, or to the Involuntary Selling Member in question at his or her address specifying a date within sixty (60) from the end of such ninety (90) day period when the repurchase shall be consummated. The Company may pay all or-- a portion of the repurchase price for such Involuntary Selling Member's Interest by setting off and canceling any indebtedness then owed by the Involuntary Selling Member to the Company, if any, with the balance of the repurchase price to be paid in cash.

11.5.2. Any Member who becomes an Involuntary Selling Member shall, automatically upon becoming an Involuntary Selling Member, no longer be entitled to vote upon any matter related to the Company, and such Member's Interest shall be limited to an economic interest only (no voting rights).

11.5.3. The Company may, in the discretion of the Manager(s), elect to purchase and maintain insurance policies on one or more of the Members for the purpose of providing for the purchase or redemption of all or a portion of an Involuntary Selling Member's Interest. In the event the Company receives the insurance proceeds to pay the Involuntary Selling Member for his or her Interest, any excess insurance proceeds shall be retained by the Company.

12. **ARTICLE XII: DISSOLUTION AND TERMINATION**

12.1. **Dissolution**. The Company shall be dissolved and terminated upon the earliest to occur of the following:

12.1.1. all of the Members elect to dissolve the Company;

12.1.2. the entry of a decree of judicial dissolution of the Company which is final and subject to appeal; or

12.1.3. when the provisions of Section 11.3 below have been met.

12.2. **Liquidation**.

12.2.1. Upon the dissolution of the Company, the Manager(s) shall proceed, within a reasonable time, to sell or otherwise liquidate the assets of the Company. The assets of the Company (whether consisting of cash, assets or a combination thereof) shall be distributed by the Manager(s) as follows:

> 12.2.1.1.   first, all of the Company's debts and liabilities to Persons other than Members shall be paid and discharged (excluding secured creditors whose obligations will be assumed or otherwise transferred on the liquidation of Company assets), and any reserve deemed necessary by the Manager(s) for the payment of such debts shall be set aside; and thereafter

> 12.2.1.2.   all of the Company's debts and liabilities to Members shall be paid and discharged; and thereafter

> 12.2.1.3.   to the Members in accordance with Section 5.

> 12.2.2.   Upon dissolution, the Members shall look solely to the assets of the Company for the return of their Capital Contributions. The winding up of the affairs of the Company and the distribution of its assets shall be conducted exclusively by the Manager.

12.3. **Termination**. The Company shall terminate when all property owned by the Company shall have been disposed of and the assets, after payment of, or due provision has been taken for, liabilities to Company creditors, shall have been distributed as provided in Section 12.2 of this Agreement. Upon such termination, the Manager(s) shall execute and cause to be filed a certificate of cancellation of the Company and any and all other documents necessary in connection with the termination of the Company.

12.4 **Effect of Certain Events on the Company's Existence**. The death or Disability of any individual Member or bankruptcy, dissolution or similar event of any other Member shall not dissolve or terminate the Company.

13.   **ARTICLE XIII: MISCELLANEOUS**

13.1. **Governing Law**. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by the laws of the State of

California, without giving effect to principles of conflicts of law.

13.2. **Entire Agreement**. This Agreement sets forth the entire agreement between the parties with respect the subject hereof and merges all prior discussions between them.

13.3. **Notice**. Any notice, demand or request required or permitted to be given by either the Company or the Member pursuant to the terms of this Agreement shall be in writing and shall be deemed given when delivered personally or deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the parties at the addresses of the parties set forth at the end of this Agreement or such other address as a party may request by notifying the other in writing.

13.4. **Successors and Assigns**. The rights and benefits of the Company under this Agreement shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of the Member under this Agreement may only be assigned with the prior written consent of the Company and any purported transfer otherwise shall be null and void.

13.5. **Amendment; Enforcement of Rights**. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, nor prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and shall not constitute a waiver of either party's right to assert all other legal remedies available to it under the circumstances.

13.6. **Cooperation**. The Member agrees upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

13.7. **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

13.8. **Electronic and Facsimile Signatures**. Any signature page delivered electronically or by facsimile (including without limitation transmission by .pdf) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to the other party if so requested.

13.9. **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

13.10.   **Attorney's Fees**. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs, and disbursements in addition to any other relief to which such party may be entitled. The Company and the Member shall bear their own expenses and legal fees incurred on their behalf with respect to this Agreement and the transactions contemplated hereby.

13.11.   **Employment at Will**. THE MEMBER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED EMPLOYMENT AS AN EMPLOYEE FOR ANY PERIOD AT ALL, AND SHALL NOT INTERFERE WITH THE MEMBER'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE THE MEMBER'S RELATIONSHIP WITH THE COMPANY AT ANY TIME, WITH OR WITHOUT CAUSE OR NOTICE IN ACCORDANCE WITH LAW.

13.12.   **Acknowledgement**. Member has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement.

13.13.   **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

13.14.   **Power of Attorney**. See sections 13.15 and 13.16.

13.15. **Grant of Power**. Each Member constitutes and appoints the Manager(s) as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact") and in the Member's name, place, and stead, to make, execute, sign, acknowledge and, if appropriate, file:

    13.15.1.   all such documents or instruments to reflect the admission to the Company of a substituted Member, an additional Member, or the withdrawal of any Member, in the manner prescribed in this Agreement;

    13.15.2.   all such documents or instruments which the Manager(s) deems necessary, appropriate, or helpful in the ordinary course of the Company's Business, in the manner prescribed in this Agreement, but not limited to, documents to open accounts, acquire, hold, dispose of or encumber any investments; provided that, no such document shall subject the Member on whose behalf the power of attorney is being exercised to personal liability or is otherwise adversely affecting such Member's rights, privileges, benefits or obligations pursuant hereto;

    13.15.3.   all documents which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement or any exhibit thereto;

    13.15.4.   any and all other certificates or other instruments required to be filed by the Company under the laws of the State of California or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of California or to do business under the laws of any other state or jurisdiction; and

13.15.5.   all documents which may be required to dissolve and terminate the Company.

13.16. **Irrevocability**. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. This power of attorney with respect to any transferring Member shall survive the Transfer of an Interest and the delivery of the notice of assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effectuate the substitution and/or Transfer.

IN WITNESS WHEREOF, the undersigned Members have caused this counterpart signature page to this Limited Liability Company Operating Agreement to be duly executed on the date set forth below, to be effective as of the date set forth above.

MEMBER

Max Weissberg

MEMBER

Nina Gortinski

EXHIBIT A: MEMBER INITIAL CONTRIBUTIONS & INTEREST & CLASS A VOTING CAPITAL UNITS

1,000 Class A Voting Capital Units Available Total for 100% ownership of the company

Member Name	Capital Contribution	Percentage Ownership	Vesting Commencement Date	Class A Voting Units Provided
Max Weissberg	$28,500	49%	4/3/17	490
Edwin Mejia	$100	25%	4/3/17	250
Nina Gortinski	$15,000	26%	4/3/17	260

EXHIBIT B: CLASS B NONVOTING CAPITAL UNITS

24,000 Units Available for a total of 0% ownership of the Company.

Member Name	$ investment	# of Units Purchased	% Ownership

EXHIBIT C: MANAGER(S)

Max Weissberg

Edwin Mejia

Nina Gortinski

EXHIBIT D: SPOUSAL CONSENT

CONSENT OF SPOUSE OR DOMESTIC PARTNER

The undersigned is the spouse or registered domestic partner of _ _[name]_ _ and acknowledges that _ _[he/she]_ _ has read the foregoing Agreement dated _ _[date]_ _, and understands its provisions. The undersigned is aware that, by the provisions of the Agreement, _ _[he/she]_ _ and _ _[his/her]_ _ spouse or domestic partner have agreed to sell or transfer all _ _[his/her]_ _ membership interest in the Company, including any community property interest or quasi-community property interest, in accordance with the terms and provisions of the Agreement. The undersigned expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of membership interests and the restrictions on them. If the undersigned predeceases _ _[his/her]_ _ spouse or domestic partner when _ _[his/her]_ _ spouse or domestic partner owns any membership interest in the Company, _ _[he/she]_ _ agrees not to devise or bequeath whatever community property interest or quasi-community property interest _ _[he/she]_ _ may have in the Company in contravention of the Agreement.

Date: _____   _____[Signature]

                                              _____[Typed name]

EXHIBIT E: INTELLECTUAL PROPERTY CONTRIBUTION AND ASSIGNMENT AGREEMENT (Use if applicable)